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16014131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC
404

SEC FILE NUMBER
8-42007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)



A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triad Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5155 Peachtree Parkway, Suite 3220
(No. and Street)

Norcross	GA	30092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Asela Mantecon 305-557-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Rosenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triad Advisors, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DORIS SIMPSON
MY COMMISSION EXPIRES
NOTARY
PUBLIC
APRIL 01, 2019
GWINNETT COUNTY, GEORGIA

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Report of independent Registered Public Accounting Firm regarding Rule 15c3-3 Exemption Report.
- [ ] (o) Statement of Exemption from Rule 15c3-3

**for conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRIAD ADVISORS, INC.

Table of Contents



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder
Triad Advisors, Inc.
Atlanta, Georgia

We have audited the accompanying consolidated statement of financial condition of Triad Advisors, Inc. and subsidiaries (the "Company") as of December 31, 2015. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Triad Advisors, Inc. and subsidiaries as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 29, 2016

TRIAD ADVISORS, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition
December 31, 2015
(in thousands, except for share and per share data)

ASSETS	
Cash and cash equivalents	$ 14,318
Due from clearing broker	921
Commissions and fees receivable	7,735
Furniture, equipment and software, net	1,015
Restricted assets	50
Intangible assets, net	6,177
Goodwill	4,367
Notes receivable	2,119
Prepaid expenses and other assets	1,167
	$ 37,869
LIABILITIES	
Commissions and fees payable	$ 8,936
Accrued expenses and other liabilities	2,512
Deferred income taxes, net	409
Payable to parent and affiliate	2,083
	13,940
Commitment and contingencies (Note G)	
SHAREHOLDER'S EQUITY	
Common stock, $0.0001 par value; authorized, issued and outstanding 100 shares	
Capital in excess of par value	20,375
Retained earnings	3,554
	23,929
	$ 37,869

See notes to consolidated statement of financial condition

NOTE A - DESCRIPTION OF BUSINESS

Triad Advisors, Inc. and subsidiaries ("Triad" or the "Company") is a registered broker-dealer and registered investment advisor under the Securities Exchange Act of 1934 and is subject to regulation by, among others, the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC") and the Municipal Securities Rulemaking Board ("MSRB"). Triad Advisors, Inc. offers several classes of services, including agency transactions, investment advisory services and, through its subsidiary, the distribution of variable and fixed insurance products to its customers located throughout the United States.

The Company is a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), whose stock trades on the NYSE MKT under the symbol LTS.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation:

The consolidated statement of financial condition includes the accounts of Triad Advisors, Inc. and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash equivalents:

The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2015 consist of money market funds which are carried at a fair value of $7,396. Fair value is based on quoted prices in active markets (Level 1).

Intangible assets:

Intangible assets are being amortized over their estimated useful lives generally on a straight-line basis. Intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on forecasted future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill:

Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of the net assets, including goodwill. Fair value is typically based upon future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with its carrying amount. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. Accounting guidance on the testing of goodwill for impairment allows entities testing goodwill for impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step impairment test (see Note E).

NOTE C - FURNITURE, EQUIPMENT AND SOFTWARE

Components of furniture, equipment and software included in the consolidated statement of financial condition at December 31, 2015 were as follows:

Furniture and fixtures	$ 272
Office equipment	53
Computer equipment	136
Software	488
Leasehold improvements	447
Total cost	1,396
Less accumulated depreciation	381
	$1,015

NOTE D - NOTES RECEIVABLE

The Company has granted loans to certain registered representatives, which mature between 2016 and 2020. These loans are evidenced by notes which bear interest and are collectible in accordance with the terms of the related agreements. A portion of the loan is generally forgiven over two years and when certain exclusivity criteria and production requirements are met, the remainder is forgiven. The Company also grants forgivable advances to registered representatives which are generally forgiven over a period ranging from 12 to 48 months.

NOTE E - INTANGIBLE ASSETS AND GOODWILL

Intangible assets subject to amortization as of December 31, 2015 consist of:

	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Relationships with registered representatives	20	$ 9,786	$ 3,609	$ 6,177

The annual impairment test performed at December 31, 2015, based on a qualitative assessment (see Note B - "Goodwill"), did not indicate that the carrying value of goodwill had been impaired.

NOTE F - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company elected to compute its net capital under the alternative method allowed by this rule.

At December 31, 2015, the Company had net capital of $8,063 which was $7,813 in excess of its required net capital of $250.

On February 26, 2016, the Company sent written notification to FINRA of a net capital deficiency of $1,579 at January 31, 2016, which arose from changing its methodology of recognizing intra-quarterly revenue and related commission expense. Such methodology resulted in the recording of a non-allowable asset for purposes of computing net capital. At February 29, 2016, the deficiency has been cured through the amortization of the non-allowable asset and the firm has taken steps to prevent recurrence. In addition, the Company's parent contributed $2,500 to capital for purposes of maintaining excess net capital prospectively.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its primary correspondent broker on a fully disclosed basis

NOTE G - COMMITMENTS AND CONTINGENCIES

[1] The Company leases office space under a non-cancellable operating lease expiring in 2025. In March 2015, the Company entered into a new lease agreement for office space. Under the lease, the Company is required to pay additional rent for excess operating expenses. The total amount of the base rent payments is being charged to expense by the straight-line method over the term of the lease.

Future minimum lease payments for the years ending December 31 are as follows:

2016	$ 490
2017	503
2018	515
2019	528
2020	541
Thereafter	2,623

[2] During the period from June to November 2013, six former clients of the Company filed arbitration claims concerning the suitability of investments in tenant-in-common interests purchased through Section 1031 tax-deferred exchanges. The claimants seek compensatory damages equal to the purported total investment losses aggregating approximately $5,000 and other relief. During the period from June 2014 to February 2015, the Company entered into settlement agreements resolving five of the six claims. In April 2015 the Company entered into a settlement agreement resolving the last claim. The amounts paid by the Company in connection with the six settlements were not material.

[3] In September 2014 two individuals filed an arbitration claim concerning the suitability of an investment in a tenant-in-common interest purchased through a Section 1031 tax-deferred exchange. The claimants seek compensatory damages equal to the purported total investment losses aggregating approximately $2,100 and other relief. In April 2015 the Company entered into a settlement agreement resolving the claim. The amount paid by the Company in connection with the settlement was not material.

[4] In March 2015, a former client of the Company filed an arbitration claim concerning the suitability of an investment in a tenant-in-common interest purchased through a Section 1031 tax-deferred exchange. The claim, which seeks compensatory damages for purported investment losses totaling $1,000 and other relief, is currently pending. The Company believes the claim is without merit and intends to vigorously defend against it.

[5] During the period from March 2015 to October 2016, eight arbitration claims and one lawsuit (U.S. District Court for the Middle District of Alabama) were filed against the Company and others by a total of 45 individuals concerning purported misrepresentations and unsuitability of trading in their advisory accounts. All or most of the transactions at issue were effected through an investment advisory firm not affiliated with the Company. The lawsuit was transferred to arbitration. Seven arbitration claims, including the transferred lawsuit, allege an aggregate amount of $1,484 in compensatory damages and other relief. Two arbitration claims sought an unspecified amount of compensatory damage and other relief; those two arbitration claims, involving a total of 34 individuals, were settled by the Company in February 2016 for an immaterial amount. The Company believes the remaining seven claims are without merit and intends to vigorously defend against them.

[6] In September 2015, a former client of the Company filed an arbitration claim concerning the suitability of investments in tenant-in-common interests purchased through Section 1031 tax-deferred exchanges. The claim, which seeks compensatory damages for purported investment losses totaling $3,714 and other relief, is currently pending. The Company believes the claim is without merit and intends to vigorously defend against it.

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[7] In the ordinary course of business the Company may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company provides a liability. With respect to pending matters, the Company is unable to estimate a possible loss or range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

NOTE H - INCOME TAXES

The Company is a party to a tax-sharing agreement with LTS and is included in the consolidated U.S. federal and certain combined state income tax returns with LTS and its subsidiaries. For financial reporting purposes, the Company determines its income tax provision on a standalone basis pursuant to terms of the tax sharing agreement. Consolidated federal and combined state taxes liabilities currently payable by the Company pursuant to the tax-sharing agreement will be paid to LTS. State and local income taxes in jurisdictions where the Company files separately are paid directly to the taxing authority.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. As of December 31, 2015, the Company has an immaterial amount of uncertain tax positions.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2015 are as follows:

Deferred tax asset:	
Intangible assets	$ 164
Deferred rent	116
Deferred tax liability:	
Furniture, equipment and software	(228)
Goodwill	(461)
Net deferred tax liability	$ (409)

NOTE H – INCOME TAXES (CONTINUED)

In assessing our ability to recover its deferred tax assets, we evaluate whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. We considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. Based on these considerations, we believe it is more likely than not that the Company will realize the benefit of its deferred tax asset as of December 31, 2015.

In the normal course of business, the Company is subject to examination by various taxing authorities. As of December 31, 2015, the Company is subject to U.S. federal and state and local income tax examinations for the years ended 2012 through 2015.

NOTE I - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by a securities broker-dealer pursuant to a clearing agreement. The Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2015, there were no amounts to be indemnified to the clearing broker for customer accounts.

NOTE I - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)

The Company maintains cash and cash equivalents in bank accounts which at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses in such accounts.

At December 31, 2015, the amount due from clearing broker reflected in the consolidated statement of financial condition is due from one clearing broker. Commissions and fees receivable are due from mutual fund and insurance companies. These receivables are uncollateralized.


Triad Advisors
Your business. Your way.

TRIAD ADVISORS

(a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015